VALNEVA SE
Îlot Saint-Joseph, Bureaux Convergence, Bât. A,
12 ter Quai Perrache
69002 Lyon, France

Valneva Reports Half Year 2026 Financial Results and
Provides Corporate Updates

•Total product sales of €64.0 million
oIn-line with expectations; full-year guidance of €135 -150 million reaffirmed
•Solid cash position of €121.5 million as of end June 2026
oReflects disciplined cash management and proceeds from the recent reserved offering1
oRestructuring program implemented with positive P&L and cash flow impacts expected in the second half of the year and beyond
•Regulatory decisions for Lyme disease vaccine candidate expected in the next twelve months2
oPfizer remains optimistic about obtaining registration for the vaccine candidate3

Lyon (France), August 13, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today reported its condensed consolidated financial results for the first half of the year ended June 30, 2026, provided key corporate updates, and reaffirmed its financial guidance for 2026. The half year financial report, including the condensed consolidated interim financial report and the half year management report, is available on the Company’s website (Financial Reports – Valneva).
Valneva will provide a live webcast of its half year 2026 results conference call beginning at 3 p.m. CEST / 9 a.m. EDT today. This webcast will also be available on the Company’s website. Please refer to this link: https://edge.media-server.com/mmc/p/zd7jniit/lan/en
First-half 2026 Financial Update
•Total revenues were €65.8 million, including €64.0 million in product sales, compared with €97.6 million and €91.0 million, respectively, in the first half of 2025. The year-over-year decrease primarily reflects the planned wind-down of third-party sales (down €10.5 million versus the first half of 2025) and the expected phasing of product sales, including the distribution transition in Germany and timing of IXIARO® shipments to the U.S. Department of Defense (DoD).
•Cash position was €121.5 million as of June 30, 2026, compared with €109.7 million as of December 31, 2025. This strong cash position reflects the positive impact of restructuring initiatives, disciplined cash management and €37 million in gross proceeds from the successful reserved offering completed in the second quarter of 2026.
1 Valneva Announces the Successful Completion of an €84 million Reserved Offering - Valneva
2 https://s206.q4cdn.com/795948973/files/doc_financials/2026/q2/Q2-2026-Earnings-Charts-FINAL.pdf
3 https://s206.q4cdn.com/795948973/files/doc_events/2026/Jun/08/PFE-USQ_Transcript_2026-06-08.pdf
August 13, 2026 VALNEVA SE

•Net loss of €63.3 million compared with a net loss of €20.8 million in the first half of 2025, reflecting lower gross margin due to lower sales and manufacturing volumes as well as one-off impacts on cost of goods sold, including IXCHIQ®-related contract termination costs and inventory write-offs.

Financial Outlook
•Despite the continued adverse impact of the geopolitical environment on travel, Valneva reaffirmed its 2026 guidance with expected product sales of €135 million to €150 million and total revenues of €145 million to €160 million.
•Product gross margins are expected to improve in the second half of the year following one-off effects in the first half of 2026
•Valneva successfully implemented a global restructuring initiative4 to reduce its cash burn through a significant workforce reduction, the reprioritization and rescheduling of R&D activities and the streamlining of its global operations. As part of this initiative, the Company also agreed to sell its Nantes site in France for €6.2 million. A preliminary sale agreement has been signed with Nantes Métropole, and the transaction is expected to close in September 2026.
Peter Bühler, Valneva’s Chief Financial Officer, commented, “Our focus over the past few months, following the Lyme VALOR results has been to restructure and refocus our operations. The successful financing completed in April has enabled us to build and maintain a strong cash position, allowing us to prioritize resources on our core business and key strategic priorities while preserving the flexibility to accelerate growth should the Lyme program progress successfully toward licensure and commercialization.”

Financial Information
(Unaudited results, consolidated per IFRS)

€ in million	Six months ended June 30,
	2026	2025

Total Revenues	65.8	97.6
Product Sales	64.0	91.0
Profit / (loss) for the period	(63.3)	(20.8)
Adjusted EBITDA[5]	(40.1)	(6.0)
Cash and cash equivalents	121.5	161.3

Clinical Stage Programs
LYME DISEASE VACCINE CANDIDATE – LB6V (formerly VLA15)
Regulatory decisions expected in the next twelve months
4 Valneva Reports First Quarter 2026 Financial Results and Provides Corporate Updates - Valneva
5 For additional information on Adjusted EBITDA, please refer to the “Non-IFRS Financial Measures” section at the end of the PR

In March 2026, Valneva and Pfizer announced topline results from the Phase 3 VALOR “Vaccine Against Lyme for Outdoor Recreationists” clinical trial (NCT05477524) evaluating their investigational six valent OspA-based Lyme disease vaccine candidate LB6V6.
Since then, Pfizer has been engaging with regulatory authorities to align on potential pathways to licensure and has expressed optimism regarding the vaccine candidate's regulatory approval prospects7. Regulatory decisions are expected in the next twelve months8.
LB6V is currently the only Lyme disease vaccine candidate in late-stage clinical development. The program has received PRIME designation from the European Medicines Agency (EMA) and Fast Track designation from the U.S. Food and Drug Administration (FDA).
If approved, LB6V has the potential to address a significant unmet medical need, with more than 80 million people in the United States and over 200 million people in Europe estimated to live in areas at elevated risk of Lyme disease.

CHIKUNGUNYA VACCINE - IXCHIQ® / VLA1553
Ongoing post-marketing commitments activities, including Pilot Vaccination Campaign in Brazil
Several post-marketing commitments activities for IXCHIQ® are ongoing. These include the ongoing Pilot Vaccination Strategy (PVS) in Brazil. This is the first large-scale public vaccination campaign using IXCHIQ® in a real-world setting, conducted by the Brazilian Ministry of Health with support from Valneva and its local partner, Instituto Butantan. To date, approximately 50,000 adults aged 18 to 59 years have already been vaccinated as part of this campaign.
The PVS, together with several studies that are ongoing or in preparation9,10,11,12, will serve as the basis for current and planned post-marketing Phase 4 studies evaluating the effectiveness and safety of IXCHIQ® to generate real-world evidence in larger and more specialized populations.

SHIGELLA VACCINE CANDIDATE – S4V2
First Phase 2 results expected shortly
S4V2 is the world’s most clinically advanced tetravalent vaccine candidate against shigellosis, the second leading cause of fatal diarrhea worldwide.
Two clinical trials of S4V2, a Phase 2 infant safety and immunogenicity trial13, and a Phase 2b Human Challenge trial (CHIM)14, sponsored by LimmaTech Biologics AG, are ongoing. Results
6 2026_03_23_Lyme-Phase-3-Data-Read-out_PR_EN_FINAL.pdf
7 https://s206.q4cdn.com/795948973/files/doc_events/2026/Jun/08/PFE-USQ_Transcript_2026-06-08.pdf
8 https://s206.q4cdn.com/795948973/files/doc_financials/2026/q2/Q2-2026-Earnings-Charts-FINAL.pdf
9 Study Details | NCT07347002 | Observational Study to Assess the Effectiveness of VLA1553 Vaccine in Preventing Chikungunya During a Pilot Vaccination Strategy in Brazil | ClinicalTrials.gov
10 Study Details | NCT07414524 | VLA1553-403 Pregnancy Surveillance Study | ClinicalTrials.gov
11 Study Details | NCT07254702 | Prospective Safety Cohort Study After VLA1553 Vaccination in Municipalities Selected for Participation in the VLA1553 Pilot Vaccination Strategy in Brazil | ClinicalTrials.gov
12 CEPI, Chikungunya
13 Valneva and LimmaTech Announce First Vaccination in Phase 2 Infant Study of Tetravalent Shigella Vaccine Candidate S4V2 - Valneva
14 Valneva and LimmaTech Announce First Vaccination in Phase 2b Human Challenge Study of Tetravalent Shigella Vaccine Candidate S4V2

from both studies are expected in the third quarter of 2026. Based on the outcome of these studies and the future R&D strategy, Valneva will determine the appropriate next steps, including whether to assume responsibility for the vaccine candidate's late-stage clinical development15.
No approved multivalent Shigella vaccine is currently available outside of Russia or China, and the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO)16. In October 2024, the U.S. FDA granted Fast Track designation to S4V2, recognizing its potential to address a serious condition and fill an unmet medical need17. The global market opportunity for a vaccine against Shigella is estimated to exceed $500 million annually18.

First-Half 2026 Financial Review
(Unaudited, consolidated under IFRS)

Revenues
Valneva’s total revenues were €65.8 million in the six months ended June 30, 2026, compared to €97.6 million for the same period in 2025. The decrease was primarily attributable to the planned discontinuation of the majority of third-party sales, the expected phasing of product sales, including the timing of IXIARO® shipments to the U.S. DoD, the distributor transition in Germany as well as non-recurring outbreak-related sales of DUKORAL® and IXCHIQ® recorded during the first half of 2025 that did not repeat in 2026.
Other revenues, including revenues from collaborations, licensing and services, amounted to €1.8 million in the first half of 2026 compared to €6.5 million for the same period in 2025, which included revenues recognized under the exclusive license agreement with the Serum Institute of India for IXCHIQ®, which was terminated in 2025.

Product Sales
Total product sales amounted to €64.0 million in the first half of 2026, compared to €91.0 million in the first half of 2025. In line with Valneva’s strategy and prior communications, third-party distribution activities have significantly decreased following the expiration of the Company’s main distribution agreement in 2025. Consequently, third-party product sales decreased by €10.5 million, or 91.6%, to €1.0 million in the first half of 2026 and are expected to represent less than 5% of product sales by the end of the year.
Valneva’s commercial portfolio comprises three vaccines: IXIARO®/JESPECT®, DUKORAL® and IXCHIQ®.

•Japanese Encephalitis Vaccine IXIARO®/JESPECT®
15 Valneva and LimmaTech Enter into a Strategic Partnership to Accelerate the Development of the World’s Most Clinically Advanced Tetravalent Shigella Vaccine Candidate - Valneva
16 Immunization, Vaccines and Biologicals (who.int)
17 Valneva and LimmaTech Awarded FDA Fast Track Designation for Tetravalent Shigella Vaccine Candidate S4V - Valneva
18 LEK analysis

Sales of IXIARO®/JESPECT® were €44.0 million in the first half of 2026, compared with €54.7 million in the first half of 2025. The year-over-year comparison primarily reflects the transition to a new distributor in Germany in January 2026 as well as the product sales phasing, notably the timing of deliveries to the U.S. DoD. Deliveries under the contract signed in January 2025 continued during the period, and Valneva expects to make additional IXIARO® deliveries to the DoD during the remainder of 2026, including under a new contract expected in the third quarter. Foreign currency fluctuations had an adverse impact of €1.5 million on IXIARO®/JESPECT® sales during the first half of 2026.

•Cholera / ETEC19-Diarrhea Vaccine DUKORAL®
DUKORAL® sales were €14.7 million in the first half of 2026, compared with €17.4 million in the first half of 2025. The prior-year period benefited from one-time sales associated with the supply of vaccine doses to Mayotte in response to a cholera outbreak.
Sales in the first half of 2026 were also affected by the transition to a new distributor in Germany in January 2026. Existing inventory held by the previous distributor remained sufficient to meet market demand during the period, temporarily reducing product shipments, while the geopolitical situation continued to adversely affect travel. Deliveries under the new distribution arrangement are gradually resuming. Foreign currency fluctuations had an adverse impact of €0.4 million on DUKORAL® sales during the first half of 2026.

•Chikungunya Vaccine IXCHIQ®
IXCHIQ® sales were €4.4 million in the first half of 2026 including initial shipments of the vaccine’s drug substance to Instituto Butantan, compared with €7.5 million in the first half of 2025. The prior-year period benefited from sales in the U.S. and from 40,000 doses provided to the French island of La Réunion in response to a chikungunya outbreak.
In light of the product uptake in travel, the Company is currently evaluating its future commercial strategy for IXCHIQ® including a potential focus on endemic markets.

Operating Result and adjusted EBITDA
Costs of goods and services sold were €59.5 million in the first half of 2026, compared to €47.2 million in the first half of 2025. As a result, gross profit decreased to €6.3 million.

The decrease in gross profit was primarily attributable to lower sales and manufacturing volumes across the portfolio, adverse cost impacts related to IXCHIQ® inventory provisions and third-party manufacturing, supply contract termination costs, and higher idle manufacturing costs that were neither capitalized nor allocated to products.

19 Indications differ by country - Please refer to Product / Prescribing Information (PI) / Medication Guide approved in your respective countries for complete information, incl. dosing, safety and age groups in which this vaccine is licensed; ETEC = Enterotoxigenic Escherichia coli (E. Coli) bacterium.

As a result, product-level gross margin before unallocated costs decreased to €14.7 million in the first half of 2026 from €54.4 million in the first half of 2025. Gross profit was further reduced by €9.4 million in unallocated manufacturing costs, including idle capacity and other costs not allocated to products, compared to €6.0 million in the first half of 2025.

€ in million	Six months ended June 30, 2026
(unaudited results, consolidated per IFRS)	IXIARO	DUKORAL	IXCHIQ	3PP	Total Products	Other / Unallocated / Services	Total
Product Sales	44.0	14.7	4.4	1.0	64.0		64.0
Cost of Goods Sold	(19.2)	(11.1)	(18.3)	(0.8)	(49.3)	(9.4)	(58.7)

Gross Profit	24.8	3.6	(13.9)	0.2	14.7
Gross Profit / Product sales	56.4%	24.7%	(315.1%)	16.8%	23.0%
Other Revenues	0.1				0.1	1.7	1.8
Cost of Services						(0.8)	(0.8)
Total Cost of Goods, Services						(10.2)	(59.5)
Gross Profit						(8.5)	6.3
Gross Profit / Total revenues							9.6%*
* as % of total revenues

€ in million	Six months ended June 30, 2025
(unaudited results, consolidated per IFRS)	IXIARO	DUKORAL	IXCHIQ	3PP	Total Products	Other / Unallocated / Services	Total
Product Sales	54.7	17.4	7.5	11.4	91.0		91.0
Cost of Goods Sold	(18.9)	(8.2)	(2.5)	(7.0)	(36.6)	(6.0)	(42.5)
Gross Profit	35.8	9.2	5.0	4.5	54.4
Gross Profit / Product sales	65.5%	52.9%	66.2%	39.1%	59.8%
Other Revenues			4.4		4.4	2.1	6.5
Cost of Services			(0.4)		(0.4)	(4.3)	(4.6)
Total Cost of Goods, Services						(10.2)	(47.2)
Gross Profit						(8.1)	50.4
Gross Profit / Product sales							51.7% *
* as % of total revenues

IXIARO® gross margin was 56.4% in the first half of 2026, compared to 65.5% in the first half of 2025. The decrease mainly reflects lower volumes and adverse changes in manufacturing costs, partly offset by a favorable average selling price and product/country mix effect. The prior year gross margin had benefited from a particularly high manufacturing volume and related cost absorption.
DUKORAL® gross margin was 24.7% in the first half of 2026, compared to 52.9% in the first half of 2025 and 33.3% for the full year 2025. Gross profit decreased to €3.6 million in the first half of 2026 from €9.2 million in the first half of 2025, mainly due to lower volumes. In the first half of 2025, production timing and the prior-year manufacturing shutdown resulted in favorable absorption and inventory valuation effects. By contrast, the first half of 2026 was adversely impacted by inventory valuation and revaluation effects, as well as higher failed batch costs.
Gross margin for IXCHIQ® was negative, mostly impacted by one-time cancellation fees related to external manufacturing commitments of €9.7 million and a €4.5 million non-cash impairment of excess inventory, both resulting from lower than anticipated sales. The financial impact reflects the company’s decision to shift its commercial focus for chikungunya to endemic territories where the risk of chikungunya virus infection is highest.
Third-party product gross profit was €0.2 million in the first half of 2026, compared to €4.5 million in the first half of 2025. The decrease reflects the planned wind-down of third-party distribution activities.
Cost of services amounted to €0.8 million in the first half of 2026 compared to €4.6 million in the first half of 2025, which included revenue recognition from the IXCHIQ license agreement with Serum Institute of India, terminated in December 2025.
Research and development expenses declined to €30.2 million in the first half of 2026, compared to €32.4 million for the same period in 2025. The decrease was largely attributable to the reprioritization and rescheduling of R&D activities.
Marketing and distribution expenses totaled €13.5 million in the first half year of 2026, down significantly from €20.3 million in the first half year of 2025. The decrease primarily reflects lower advertising and promotional expenses related to IXCHIQ® as well as reduced personnel, warehousing and distribution costs.
General and administrative expenses decreased to €15.4 million in the first half of 2026, from €19.0 million in the same period of 2025. The reduction was primarily driven by lower personnel costs and savings in advisory and professional services.
In the first half of 2026, €3.2 million of expenses were recognized across the affected functions in connection with the workforce reduction and restructuring program initiated in the second quarter of 2026.

Other income, net of other expenses, decreased to €2.9 million in the first half of 2026 from €4.6 million in the same period of 2025. The decrease was primarily attributable to lower R&D tax credits, partially offset by higher grant income.
Valneva recorded an operating loss of €49.9 million in the first half of 2026 compared with an operating loss of €16.8 million in the same period of 2025. The increase in operating loss was mainly driven by lower product sales and one-time charges related to IXCHIQ® recorded in the first half of 2026, which were not incurred in the prior-year period.
Adjusted EBITDA loss (as defined below) was €40.1 million in the first half of 2026, compared with an adjusted EBITDA loss of €6.0 million in the corresponding period of 2025.

Operating Loss and Net Result
Operating loss was €49.9 million in the first half of 2026 compared to €16.8 million in the first half of 2025. In the first half of 2026, about 50% of the operating loss was generated by IXCHIQ®.
Net loss was €63.3 million in the first half of 2026 compared to a net loss of €20.8 million in the first half of 2025. The increase was primarily driven by lower gross profit, reflecting lower product sales and higher COGS, including IXCHIQ®-related manufacturing contract cancellation fees, inventory charges and idle capacity costs. The loss was partly offset by lower R&D, marketing and distribution, and G&A expenses.
Finance expense and currency effects resulted in a net finance expense of €13.1 million in the first half year of 2026, compared with a net finance expense of €2.7 million in the first half year of 2025. The increased expenses were mainly attributable to unfavorable movements in the USD/EUR exchange rate, resulting in a foreign currency loss of €3.9 million in the first half of 2026 compared with a foreign currency gain of €7.8 million in the first half year of 2025.

Cash Flow and Liquidity
Net cash used in operating activities amounted to €13.7 million in the first half of 2026 compared to €10.9 million in the same period of 2025. The increase in the first half of 2026 was primarily driven by increased losses during the period, partially offset by lower net working capital requirements.
Cash inflows from investing activities amounted to €0.6 million in the first half of 2026 compared to cash outflows of €1.6 million in the same period of 2025. Cash inflows in the first half of 2026 were largely attributable to proceeds from investments in money market funds. By contrast, cash outflows in the first half year of 2025 were mainly related to the purchase of equipment, partially offset by interest income.
Net cash generated by financing activities amounted to €24.5 million in the first half of 2026 compared to a net cash inflow of €9.3 million in the same period in 2025. Cash generated during the first half of 2026 included net proceeds of €34.3 million from a capital raise completed in the second quarter of 2026. By comparison, cash inflows in the same period of 2025 included net proceeds from capital raises of €20.1 million. Both quarters included interest payments, amounting to €8.9 million in the first six months of 2026 and €9.5 million in the same period of the prior year.
Cash and cash equivalents were €121.5 million as at June 30, 2026, compared to €109.7 million at December 31, 2025.

Non-IFRS Financial Measures
Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Valneva’s current performance, performance trends, and financial condition.
Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes this measure provides additional analytical tool. Adjusted EBITDA is defined as earnings / (loss) for the period before income tax, finance (income)/expense, foreign exchange (gain)/loss, amortization, depreciation, and impairment. A reconciliation of Adjusted EBITDA to net loss for the period, which is the most directly comparable IFRS measure, is set forth below:

€ in million	Six months ended June 30,
(unaudited results, consolidated per IFRS)	2026	2025
Loss for the period	(63.3)	(20.8)
Add:
Income tax expense	0.3	1.3
Total Finance income	(1.1)	(1.1)
Total Finance expense	10.3	11.6
Foreign currency (gain)/loss – net	3.9	(7.8)
Amortization	2.4	2.4
Depreciation	7.7	8.4
Impairment	(0.3)	-
ADJUSTED EBITDA	(40.1)	(6.0)

Product sales (excluding third-party sales) at constant exchange rate:
References to changes in net sales at constant exchange rate (CER) indicate that currency fluctuation effects have been removed. Net sales for the period in question are recalculated using the exchange rates applied in the prior period, as detailed below:

€ in million	Six months ended June 30,
(unaudited results, consolidated per IFRS)	2026	2025
Product sales	64.0	91.0
Third-party product sales	1.0	11.4
Product sales excluding third-party sales	63.1	79.6
Effect of exchange rates (excluding third-party sales)	1.9
Product sales (excluding third-party sales) at constant exchange rates (CER)	65.0

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and securities laws in France. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. All statements other than statements of historical facts contained in this press release are forward-looking statements, including, but not limited to, statements with respect to: future financial performance and financial guidance including projected product sales, total revenue and total R&D investments; Valneva’s plans for investment in future growth; the timing of orders for commercial products; plans and expectations regarding the development, commercialization and commercial prospects of Valneva’s product candidates and commercial products, including the prospects and timing of actions relating to clinical studies and trials and product approvals, such as study initiations, study advancements, data readouts, submissions, filings, approvals, and label expansions; the expected benefits and availability of Valneva’s commercial products and product candidates; and potential growth opportunities and trends, including the assumptions and expectations regarding total market opportunity targeted by Valneva’s product candidates and commercial products. These forward-looking statements are based on Valneva’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause Valneva’s business, strategy, future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: Valneva’s success in the commercialization of its commercial products; uncertainties and delays involved in the development and manufacture of vaccines; the potential that success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate; the impacts of macroeconomic conditions, including tariffs and other trade policies, the conflict in Ukraine and the conflict in the Middle East, fluctuations in inflation and uncertain credit and financial markets, on Valneva’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; Valneva’s ability to realize the benefits of its collaboration and license agreements; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; the impact of the global and European credit crisis; the ability to obtain or maintain patent or other proprietary intellectual property protection and unexpected litigation or other disputes. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified in the section titled “Risk Factors” in Valneva’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) and the Autorité des marchés financiers (“AMF”) on March 18, 2026, and in other filings made with the SEC and AMF from time to time. Valneva is providing this information as of the date of this press release and expressly disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.